Exhibit 99.2

THE FUTURE MICWARE ENVISIONS micAuto - PF DynaPlanet - PF GROWTH STRATEGY Creating value that supports the future of society and mobility, through the synergy of two platforms September 2026 Micware Co., Ltd. (Nasdaq: MWC) ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

Important notice on the figures and forward - looking statements Please read the following before reviewing any figure in this presentation. *1 All figures in this presentation (revenue, OEM (original equipment manufacturer) counts, user numbers, investment amounts and ot hers) are management targets. They are not earnings forecasts. *2 They are not built up from individual projects; they are derived by working back from an internal goal. There is no assurance th at they will be achieved. *3 The figures are targets of the individual operating subsidiaries and are not on a consolidated basis. *4 Market sizes and metrics of other companies are figures published by those institutions and companies. They are only presente d t o give a general reference and not for comparison. *5 Investment amounts and their allocation are subject to change and have not been approved by the board. *6 The business categories used here differ in scope from the reportable segments in our Form F - 1 and Annual Report. Please see the following page. Forward - looking statements This presentation contains statements that may constitute "forward - looking statements" within the meaning of the U.S. Private Se curities Litigation Reform Act of 1995. These reflect our judgment based on information available as of the date hereof and involve known and unknown risks and uncer tai nties. Changes in OEM development plans, delays in mass production, the pace at which our business base is built, shifts in the competitive environment, exchange rate movements and reg ulatory changes, among other factors, may cause actual results to differ materially from these statements. Except as required by law, we undertake no obligation to update th em. Please see "Risk Factors" in our Annual Report on Form 20 - F filed with the SEC. ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

Terminology and business categories

How the terms used here relate to the terms used in our previous disclosure.

Term used here	Term used in previous disclosure	Scope in this presentation (management basis)
micAuto-PF	The "SDV" domain in our Form F-1 and Annual Report	The combined business targets of Micware Automotive Co. Ltd., Micware Mobility Co. Ltd., and Micware North America, Inc. (external sales to Honda America)
DynaPlanet-PF	"DSMM" in our Form F-1 (the change of name was disclosed on Form 6-K)	The business target of Micware Spatia (MSC)

Points to note

- Following the reorganization on September 1, 2026, we changed our internal management categories as shown above. The figures in this presentation are on the new basis.
- "micAuto-PF" is the name of the technology platform that supports the Software Defined Vehicles (“SDV”) business. In this presentation it refers to the revenue target of the management category shown above, and not all of that amount is revenue of the platform itself. The same applies to DynaPlanet-PF.
- Because the scope differs from our previous reportable segments (SDV / Location-Based Services (“LBS”) / other), these figures cannot be compared directly with previously disclosed figures.
- Whether the reportable segments need to change will be addressed separately at the interim disclosure.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

Missions Driving Our Growth Strategy

micAuto-PF × DynaPlanet-PF — a platform strategy with AI at its core

micAuto-PF	MISSION
01	Maintain our position in IVI
02	Expand into the ADAS domain
03	Grow the market through Connected
04	Expand into quality assurance

×

two growth pillars

DynaPlanet-PF	MISSION
01	Collect dynamic data
02	Build dynamic spatial models
03	Safeguard spatial data
04	Build a business on the spatial platform

Going beyond convention, driven by AI

1: IVI: In-Vehicle Infotainment | 2: ADAS: Advanced Driver Assistance Systems | 3: Connected: Connected Service

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

micAuto

DynaPlanet

Next stage of
"Be There Be Now"
will be created by our 2 platforms strategy


Mobility Physical AI

micAuto-PF

With the power of software,
we're expanding the future of
MOBILITY

DynaPlanet-PF

Through digital
3D SPACE,
we create brand-new value.


3D Intelligence Ecosystem

Investment — Amount JPY 0.5bn

Investment item	Amount
Expand OEM business	JPY 0.2bn
Evolve connected services	JPY 0.3bn
Total	**JPY 0.5bn**

Strategic investments (separate from the above): JPY 2.0bn

Allocations are subject to change and have not been approved by the board.

Revenue target

micAuto-PF	As of	DynaPlanet-PF
JPY 55.0bn	Feb 2033	JPY 33.0bn
JPY 31.5bn	Feb 2030	JPY 10.5bn
JPY 19.0bn	Feb 2027	JPY 3.5bn

Investment — Amount JPY 1.0bn

Investment item	Amount
PreSpot	JPY 0.1bn
Platform development	JPY 0.3bn
App and content creation	JPY 0.2bn
Studio development	JPY 0.3bn
Advertising and promotion	JPY 0.1bn
Total	**JPY 1.0bn**

Strategic investments (separate from the above): JPY 1.0bn

Allocations are subject to change and have not been approved by the board.

The figures on this page are management targets of the individual operating companies, not earnings forecasts. They are not on a consolidated basis and are therefore not summed (see the notice at the front).

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

The figures on this page are management targets, not earnings forecasts. "OEMs" includes automobile and motorcycle manufactur ers (see the notice at the front). ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026 DynaPlanet Studio Launch

What micAuto-PF is

A consulting business that applies our automotive software assets to support OEM development transformation



3 Mobility Physical AI
micAuto-Motion
Extending connected services
Applying automotive software assets
Drones
Delivery robots
Extending automotive assets into a wider range of mobility
2 SDV Service
micAuto-SDV
Evolving into connected services
·Connected service for multi mobility
· Service integration
Winning the AD/ADAS domain
· Stepwise expansion from IVI
Building a service business in the SDV domain
1 OEM Consulting
micAuto-IVI (Key driver)
IVI / navigation software assets
Development process and quality data
Large-scale development and operations know-how
AI-driven engineering transformation
Expanding the OEM business with micAuto-IVI

Building from automotive assets, through SDV, into a wider range of mobility

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

"SDV Service" here differs in scope from the "SDV" domain used in our previous disclosure (see "Terminology and business categories").

micAuto-PF INVESTMENT HIGHLIGHTS

micAuto

20+ years of automotive software assets × AI-driven development × three growth businesses



AI

Building on OEM Consulting, creating a service business through SDV Service, and expanding the market into Mobility Physical AI

1. OEM Consulting

End of this fiscal year (Feb 2027)

Illustrative KPIs

OEM	Revenue target	Core domain
7	JPY 19.0bn	IVI

Expanding the OEM business with micAuto-IVI

2. SDV Service

Three years out (Feb 2030)

Illustrative KPIs

OEM	Revenue target	Core domain
15	JPY 31.5bn	IVI + Connected + ADAS

Building a service business in the SDV domain

3. Mobility Physical AI

Six years out (Feb 2033)

Illustrative KPIs

OEM	Revenue target	Core domain
~30	JPY 55.0bn	IVI + Connected + ADAS + wider mobility

Extending automotive software assets to wider mobility

Revenue target scenario (shift in revenue mix)



OEM Consulting
SDV Service
Mobility Physical AI
JPY 19.0bn
JPY 19.0bn
JPY 31.5bn
JPY 2.0bn
JPY 29.5bn
JPY 55.0bn
JPY 9.0bn
JPY 8.0bn
JPY 38.0bn
End of FY (Feb 2027)
Three years out (Feb 2030)
Six years out (Feb 2033)

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

The figures on this page are management targets, not earnings forecasts. "OEMs" includes automobile and motorcycle manufacturers.

micAuto-PF — notes on the figures

The figures on the preceding pages are based on the following assumptions.

*1 These are the combined revenue targets of the operating subsidiaries (MAC, MMC and MNA) and differ in scope from the reportable segments we disclosed.

*2 They include the naviAZ royalties transferred from the former MNC (JPY 2.0bn in the current year).

*3 The whole of the current-year JPY 19.0bn is OEM Consulting (contract development and related). There is no SDV Service revenue in the current year. SDV Service revenue is planned at JPY 2.0bn three years out and JPY 8.0bn six years out.

*4 These are the combined revenue targets of the operating subsidiaries and are prepared on a different basis from consolidated revenue (JPY 21.9bn, FY2026 actual).

*5 "Approximately 30 OEMs" is a management target. "OEMs" includes automobile and motorcycle manufacturers.

*6 We have no trading relationship with European or U.S. OEMs at present; the figures assume a business base is built in future.

*7 The figures are not built up from individual projects; they are derived by working back from an internal goal. There is no assurance that they will be achieved.

*8 Approximately 60% of revenue is attributable to a single customer. Developments in that relationship may affect our results.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

micAuto-PF Revenue Model

micAuto

③ Mobility Physical AI
micAuto-Motion


Drones

Extending connected services

Applying automotive software assets


Delivery robots

Extending automotive assets into a wider range of mobility

② SDV Service
micAuto-SDV

Evolving into connected services

- Connected service for multi mobility
- Service integration

Winning the AD/ADAS domain

- Stepwise expansion from IVI

Building a service business in the SDV domain

① OEM Consulting
micAuto-IVI (Key driver)

IVI / navigation software assets

Development process and quality data



Large-scale development and operations know-how

AI-driven engineering transformation

Expanding the OEM business with micAuto-IVI

Feb 2033 | **JPY 55.0bn** | **~30 OEMs**

Monetizing the rollout of software assets

- Software licenses for mobility
- Connected / OTA operating fees
- Hardware + software product revenue

Feb 2030 | **JPY 31.5bn** | **7–15 OEMs**

Monetizing service usage

- SDK / API usage fees
- Vehicle data licenses
- Connected service usage fees

Feb 2027 | **JPY 19.0bn** | **7 OEMs**

Monetizing development

- OEM co-development and engineering revenue
- AI transformation support fees
- Maintenance and operations support fees

From mass-production software assets, evolving from engineering to services, licences and products

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

The figures on this page are management targets, not earnings forecasts, and there is no assurance they will be achieved (see "Important notice on forward-looking statements" at the front).

micAuto-PF INVESTMENT LOGIC

Feb 2033 — JPY 55.0bn

③ Mobility Physical AI
micAuto-Motion



Drones

Extending connected services

Applying automotive software assets



Delivery robots

Extending automotive assets into a wider range of mobility

Feb 2030 — JPY 31.5bn

② SDV Service
micAuto-SDV

Evolving into connected services

· Connected service for multi mobility

· Service integration

Winning the AD/ADAS domain

· Stepwise expansion from IVI

Building a service business in the SDV domain

Feb 2027 — JPY 19.0bn

① OEM Consulting
micAuto-IVI (Key driver)

IVI / navigation software assets

Development process and quality data



Large-scale development and operations know-how

AI-driven engineering transformation

Expanding the OEM business with micAuto-IVI

Growth investment plan (IPO proceeds and internal funds)

Total: JPY 2.5bn

Note: investment in the Mobility Physical AI rollout is planned for a second phase and beyond

3. Winning the AD/ADAS domain and related: JPY 2.0bn

· Development investment for stepwise expansion from IVI

2. Evolving connected services: JPY 0.3bn

· Evolving connected service for multi mobility

· Building the connected-service base

1. Expanding the OEM business: JPY 0.2bn

· Evolving micAuto-PF

· Building the AI software development base

Strategic investment strengthens existing development revenue and delivers recurring, service-based revenue

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

Investment amounts and their allocation are subject to change and have not been approved by the board (see the notice at the front).

The figures on this page are management targets, not earnings forecasts. (see the notice at the front). ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026 DynaPlanet Studio Launch

What DynaPlanet Is

Three 3D layers connecting the real and the virtual

A platform that reproduces spaces worldwide with high quality, dynamically and at scale

01 PREMIUM Paid (custom)

Real 3D Interiors

High-precision digital twins that reproduce building interiors

- Stadiums, arenas, domes
- Offices, commercial facilities, factories
- Stations and airports
- Used in real estate, construction, facility management

Indoor spaces · Digital twins · High precision

Delivering high-quality spatial data



02 PREMIUM Paid (custom)

Real 3D Cities

Real urban space generated and updated from dashcam and other sources

- Real-time updating
- High-quality 3D city models
- Used in smart cities, disaster prevention, mobility

Real cities · Dynamic updating · High-quality 3D

Delivering high-quality city data



03 FREE Free

Virtual 3D Worlds

Virtual spaces built freely by AI and creators

- Events, games, entertainment
- Metaverse, education, community
- A world inhabited by AI agents

An open space anyone can join


EVENT
FESTIVAL
GAME
LEARN

The core technology and data supporting every layer

- Base maps such as OpenStreetMap
- AI-based 3D generation and recognition
- Dashcam, LiDAR and sensor data
- Cloud infrastructure and real-time updating

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

DynaPlanet-PF is the domain described as "DSMM" in our Form F-1 (the change of name was disclosed on Form 6-K).

DynaPlanet

DynaPlanet INVESTMENT HIGHLIGHTS

Three 3D-layer platforms connecting the real and the virtual, turning a vast market opportunity into revenue



Growth roadmap (key KPIs)

	End of this fiscal year (Feb 2027)			Three years out (Feb 2030)			Six years out (Feb 2033)		
	DynaPlanet Studio Launch			Users 1M			Users 10M		
	Creators	Apps	B2B projects	Creators	Apps	B2B projects	Creators	Apps	B2B projects
	10	10	10	10k	10k	100	100k	100k	300

Revenue target scenario

Unit: JPY bn

End of this FY	Three years out	Six years out
JPY 3.5bn	JPY 10.5bn	JPY 33.0bn

Segment revenue target, including existing businesses such as cloud services

A vast market opportunity

Internet users	Gaming and entertainment users	UGC / metaverse audience	DynaPlanet target market
~6.0bn	~3.6bn	~1.0bn	~100m
(ITU, 2025)	(Newzoo, 2025)	(Global Games Market Report 2025)	(~10% of UGC audience, Company estimate)

10 million users (assumes ~10% of the target market by Feb 2033)

A management target, not an earnings forecast. There is no assurance it will be achieved.

Real 3D Cities
Real 3D Interiors
Virtual 3D Worlds

DynaPlanet is a new spatial platform connecting virtual worlds anyone can create with digital twins of the real world.

Together with users and businesses worldwide, we will build the 3D internet economy of the future.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

Sources: ITU, "Facts and Figures 2025"; Newzoo, "Global Games Market Report 2025". Other figures are Company estimates. User numbers are management targets.

DynaPlanet-PF — notes on the figures

The figures on the preceding pages are based on the following assumptions.

***1** This is the revenue target of the operating subsidiary (Micware Spatia) and differs in scope from the reportable segments we disclose.

***2** It includes existing businesses such as cloud-related services, Mvcube, T-Assign, Navicon, broadcast services and PinnAR.

***3** It includes sales from naviAZ royalties for the first half of FY2026.

***4** The term “Users” refers to registered users. A user management system is planned to be introduced in or after FY2028, when we expect to begin user acquisition activities targeting the general public.

***5** The B2C domain is at concept stage. It is offered free of charge for the first three years and generates no revenue.

***6** The size of the target market and the capture rate are assumptions based on internal management targets.

***7** The benchmark metrics of other companies are those companies' published figures (as of 2024) and are not presented as comparable to ours.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

DynaPlanet Revenue Model

Three 3D-layer platforms connecting the real and the virtual

01 Paid (custom)
Real 3D Interiors



Realistic digital twins that reproduce the interiors of buildings

Bespoke reproduction of spatial data

02 Paid (custom)
Real 3D Cities



Real urban space generated and updated from dashcam and other sources

High-quality data for custom areas (API integration, business use)

03 Free
Virtual 3D Worlds


EVENT
LEARN

Virtual spaces built freely by AI and creators

DynaPlanet studio



Free to use and publish — open to everyone

Revenue streams

- 01 Data provision and licensing revenue
- 02 Solution and service revenue
- 03 Ecosystem and marketplace revenue

Platform usage fees and charges

Users and charging flow

Enterprises, local governments, professionals Business use and high-precision data	Paid ←	DynaPlanet platform	Free →	General users, creators and developers Creating, experiencing, community

Extensibility and scaling strategy

- Expanding cities and regions
- Open collaboration
- AI-driven generation and updating
- Community co-creation

From digital twins of the real world to future virtual worlds anyone can create.

DynaPlanet creates lasting value through data, technology and community.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

DynaPlanet-PF is the domain described as "DSMM" in our Form F-1.

DynaPlanet INVESTMENT LOGIC

Three 3D-layer platforms connecting the real and the virtual, turning a vast market opportunity into revenue

1. Global success cases (benchmarks)

The UGC (user-generated content) ecosystem is proven worldwide

ROBLOX	~790m	(2024)
Fortnite	~350m	(2024)
MINECRAFT	~140m	(2024)
unity	Developers ~5.5m+	(2024)

2. What only DynaPlanet has (differentiators)

- Uses real-world dynamic data such as dashcam feeds
- High-quality 3D space from Real 3D Cities / Interiors
- Scales through AI-driven generation and updating
- An open base where anyone can create, via Studio
- Use cases from entertainment to disaster prevention
- A B2B revenue base from enterprise licences and APIs

01 Real 3D Interiors — Paid (custom)

Monetized mainly through B2B

02 Real 3D Cities — Paid (custom)

Monetized mainly through B2G

03 Virtual 3D Worlds — Free

Grows users through B2C and monetizes through charges

DynaPlanet Studio — Free

Grows creators through B2C and monetizes through charges

Platform usage fees and charges

Generating sustained revenue across the platform

3. Growth investment plan (IPO proceeds and internal funds)

Item	Amount
PreSpot	JPY 0.1bn
Platform development	JPY 0.3bn
App and content creation	JPY 0.2bn
Studio development	JPY 0.3bn
Advertising and promotion	JPY 0.1bn
Total	**JPY 1.0bn**

Strategic investments (separate from the above): **JPY 1.0bn**

Investment amounts and their allocation are subject to change and have not been approved by the board

4. Message to investors

A vast market opportunity

Creating new value in a UGC and spatial-platform market of hundreds of millions of people.

A distinctive position

Combining data, AI and 3D to build next-generation infrastructure that goes beyond gaming.

Sustained growth

Starting free, expanding the ecosystem and growing sustainably on multiple revenue streams.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

The benchmark metrics are those companies' published figures (as of 2024) and are not presented as comparable to ours (see the notice at the front).

DynaPlanet

DynaPlanet Studio

With AI × 3D, creating a limitless world where anyone can be a creator

Create · publish · connect · spread. The future world, in your hands.

Create
Build your own 3D worlds and content easily, with intuitive controls

Publish
Publish to users worldwide and share the experience instantly

Share
Connect with others and spread ideas through the community

Earn
Your creations become value and generate revenue



Screen images are illustrative
Edit
View
Help
Explorer
City_21XX
Environment
Buildings
Roads
Transport
Effects
NPCs
Objects
Properties
Building_Tower_01
Transform
Position
X 120.0
Y 45.5
Rotation
X 0
Y 90
Scale
X 1
Y 1
Materials

Plan to launch in January 2027

Launch timing is subject to change

For professionals and beginners alike

AI support accelerates creativity

Limitless possibility, worldwide


Interior design


City and urban design


Virtual worlds


Games and experiences

With DynaPlanet Studio, your ideas build worlds

Idea → Create → Publish → Connect → Earn



An infinite stage
for every creator

PC | Web | Mobile | VR/AR

Create Today, Build Tomorrow, Shape Our World.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

DynaPlanet Studio is part of the DynaPlanet-PF (formerly DSMM) initiative.

Important notices

Nature of the figures	All figures are management targets, not earnings forecasts. They are not built up from individual projects; they are derived by working back from an internal goal, and there is no assurance they will be achieved.
Basis of the figures	The figures are revenue targets of the individual operating subsidiaries and are prepared on a different basis from our reportable segments and consolidated revenue. Transactions between operating companies are excluded, but the basis is not the same as our consolidated financial statements, and no company total is presented.
Terminology and categories	"micAuto-PF" and "DynaPlanet-PF" refer to the management categories adopted after the Reorganization on September 1, 2026. They differ in scope from the reportable segments (SDV / LBS / other) in our Form F-1 and Annual Report.
Definitions of indicators	The definition of "users" is still being settled. "OEMs" includes motorcycle manufacturers and Tier 1 suppliers (13 accounts today, of which 8 are four-wheel OEMs).
Investment amounts	Investment amounts and their allocation are subject to change and have not been approved by the board. There is no investment or M&A transaction subject to a definitive agreement at this time.
Market data	Internet user numbers are from ITU, "Facts and Figures 2025", and gaming and entertainment user numbers from Newzoo, "Global Games Market Report 2025". Other market sizes are Company estimates. Metrics of other companies are those companies' published figures and are not presented as comparable to ours.
Customer concentration	Approximately 60% of revenue in the micAuto-PF domain is attributable to a single customer. Developments in that relationship may affect our results.
Currency	Figures are presented in Japanese yen. Our ADSs trade in U.S. dollars and are subject to exchange rate movements.

Forward-looking statements

This presentation contains statements that may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These reflect our judgment based on information available as of the date hereof. Changes in OEM development plans, delays in mass production, the pace at which our business base is built, shifts in the competitive environment, exchange rate movements and regulatory changes, among other factors, may cause actual results to differ materially. Except as required by law, we undertake no obligation to update them. Please see "Risk Factors" in our Annual Report on Form 20-F filed with the SEC.

ALL Rights Reserved, Copyright© Micware Co., Ltd. 2026

ALL Rights Reserved, Copyright© Micware Co.,Ltd 2026